St. Jude
RESOURCES LTD.

2nd Quarter Interim Financial Statements - July 31, 2004

ST. JUDE RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the company and notes thereto for the six month period ended July 31, 2004. The company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The company's reporting currency is Canadian dollars, unless otherwise indicated. The date of this Management Discussion and Analysis is September 17, 2004. Additional information on the company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. The company has five active gold projects. The Hiwni-Butre, Benso and Shieni Hills projects are located in Ghana West Africa, and the Goulagou and Rounga projects are in the north central region of Burkina Faso.

OVERALL PERFORMANCE

The company is in solid financial condition with liquid working capital in the amount of over $12.5 million, as compared to working capital of approximately $14.2 million on hand at the end of our first quarter (April 30, 2004). During the quarter in question, the company has been carrying out aggressive exploration campaigns on its projects in Ghana and Burkina Faso, where a total of $2.46 million was deployed during this reporting period. As at July 31, 2004, the company recorded a loss of $426,580. The company expects to expend up to an additional $2.5 million to advance the exploration of all of its West African projects during the next two quarters of this year. It is expected that the expenditure of these funds will move the company's advanced exploration projects towards pre-feasibility and feasibility.

RESULTS OF OPERATIONS

The company incurred a net loss of $426,580 for the six months ending July 31, 2004, compared to a net loss of $439,691 for the previous year. This resulted in a net loss of $0.011 per share, (2003 - $0.019).

Expenses incurred for the six month period ended July 31, 2004, were $494,504 (2003 - $504,641). Management fees remained unchanged quarter over quarter, where the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, the President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. In addition, wages and employee benefits for the six month period ended July 31, 2004 were $61,927 (2003 $47,155). Salaried employees carry out the day-to-day operations at the company's head office in Delta, British Columbia, including reception, secretarial, accounting and investor relations. Consulting fees for the six month period ended July 31, 2004 were $68,714 (2003 - $97,655). The decrease in consulting fees and consulting revenue is related to the company's investment in i to i logistics inc., which was written off at year-end January 31, 2004. On the income side, interest earnings were up significantly at $60,263 for the six month period ended July 31, 2004 (2003 - $13,200). This is directly related to a significant increase in working capital on hand.

MINERAL PROPERTIES

During the six month period ended July 31, 2004 the company capitalized deferred exploration costs in the amount of $2,457,092 (2003 - $825,359). Of this amount, $299,255 was allocated towards acquisition costs, and was paid towards the acquisition of the company's interest in the Hwini-Butre concession.

Hwini-Butre Concession, Ghana, West Africa: The Hwini-Butre property is located approximately 25 km. north of the city of Takoradi in Ghana, West Africa. It straddles approximately 25 km. of the prolific Ashanti gold belt.

Prior to the quarter in question, the company expended $12,314,326 in deferred exploration costs at the Hwini-Butre project, and as at July 31, 2004, the company's total expenditures at Hwini-Butre were $12,715,187. These expenses included extensive geophysical, geological and geochemical surveys. Work to date includes over 16,000 soil geochem samples, 17,000 meters of trenching and over 30,000 meters of drilling. St. Jude has outlined a significant gold resource at the Adoikrom, Father Brown and Dabokrom deposits (the "southern

deposits"), where a qualified independent consulting firm has verified an indicated resource of 562,000 ounces and a further inferred resource of 374,000 ounces. Since the publication of our initial resource estimate (NI 43-101 report), further drilling that was recommended by the independent consultant has been completed and it is expected that the results from this successful program will enhance the contained resource.

The Hwini-Butre project remains highly prospective for additional resources. Other significant prospective targets include Seikrom, Breminsu, Apatunso and Abada. During the course of this quarter, the company focused on drill targets at Abada, where drill results were released on August 30, 2004. This new drill program delineated a zone of mineralization for over 300 meter of strike.

At the Hwini-Butre project, the company has an agreement with Hwini-Butre Minerals (the "HBM Vendor"), whereby St. Jude can earn up to a 65% interest by carrying out a fixed dollar amount of exploration, (which has already been completed), and by making a US $800,000 cash payment. The HBM Vendor retains a 25% participating interest however, if it elects not to participate in the development of the project after feasibility, then the HBM Vendor's interest shall automatically be reduced to a 12.5% carried interest. The company has been advised that the HBM Vendor is involved in a legal dispute with the original Ghanaian entity through which the HBM Vendor acquired the property. If the original Ghanaian entity is successful in its dispute, St. Jude has a previous arrangement, which is in good standing, whereby the original Ghanaian entity shall retain a 10% carried interest, and St. Jude will retain the remainder, subject to the standard 10% interest, which is retained by the Ghanaian government.

Benso Project, Ghana, West Africa: The Benso project is located directly north of and adjacent to the Hwini-Butre project. This project consists of three concession blocks, namely Amantin, Subriso and Chichiwelli. The company has been working on the Benso project since 2001. Prior to the quarter in question, the company had deferred exploration expenditures at totalling $8,556,156, and as at July 31, 2004 the company's total expenditures at the Benso project were $9,698,781. This amount includes acquisition costs of $2,080,500, (paid by the issuance of 950,000 class A common shares from treasury), together with $1,142,625 in cash exploration expenditures incurred during the 2nd quarter. On the Benso project, the company has been focusing its efforts on the Subriso block. Extensive geochemical analysis, trenching, pitting and drilling have been carried out within two parallel zones of mineralization, where approximately 15 gold anomalies have been identified. During the quarter in question, the company carried out drilling and metallurgical work to advance the progress of an initial resource estimate at Benso. The company expects the independent report will be completed and released in Q3.

As indicated above, the company finalized all of the issues relating to the acquisition of 100% of the Benso concession (subject to the standard government 10% carried interest). The total cost of this acquisition was $714,070, plus the issuance of 950,000 shares, and sliding scale production royalties.

Goulagou/Rounga Project, Burkina Faso: The Goulagou/Rounga project is located in the north central region of Burkina Faso. The prospecting licence on this project includes approximately 487 sq. km. Prior to the quarter in question, the company had deferred exploration expenses of $1,997,503, and during the current quarter, the company's deferred exploration expenses on this project were increased by $918,727. These expenditures relate to drilling at the GG1 and GG2 deposits and other exploratory work in the Rounga area. The previous operator of these concessions, Channel Resources ("CRL") reported gold recoveries of up to 95% from preliminary metallurgical testing on oxide samples from the GG2 zone. After completing over 20,000 meters of drilling CRL calculated a preliminary inferred resource according to the guidelines provided by the Canadian Mining Standards Task Force (1999). This fully oxidized resource from the Goulagou and Rounga areas was reported at 774,700 ounces. St. Jude has made no independent verification of this resource, nor has the company completed sufficient exploration to verify the CRL resource estimate. Preliminary exploration results which have been generated by St. Jude to date, correlates well with the CRL data. This leads the company to the conclusion that the exploration carried out by CRL was done in a professional and diligent manner.

The company can acquire 90% of the Goulagou/Rounga concessions for cash payments totaling US $300,000 (5 payments of US $60,000 each) and by carrying out sufficient work to keep the properties in good standing. The company has an option to acquire the original vendor's remaining 10% for US $1 million, plus the issuance of a 5% Net Profits Interest ("NPI"). This NPI can also be purchased by the company for a further payment of US $500,000.

Due to the weather profile at the Goulagou/Rounga projects, and with the benefit of the drill results from over 22,000 meters of drilling carried out by CRL, the company intends to fast-track exploration and to bring these projects to feasibility as quickly as possible. Preliminary testing indicates that the ore at these deposits will be amenable to low cost, open pit, heap leach mining techniques.

During the quarter in question, definition drilling and metallurgical testing was carried out.

Shieni Hills Project, Ghana, West Africa: The Shieni Hills reconnaissance licence was issued to the company during the 1st quarter 2004. This is a new, grass roots exploration project which covers an area of approximately 500 sq. km. and is centered in the Shieni Hills iron ore deposits in the north-east corner of Ghana. The iron ores are very substantial in size (100's of millions of tons), but their relatively low grade in remote location makes them an unlikely economic iron deposit.

The company is testing the theory that the iron which is hosted in hydrothermal breccias, may have carried with it gold and other minerals which may have been picked up as the iron came through the underlying Birimian basement material. The Shieni Hills appear to overlay the strike extension of the Ashanti gold belt. A phase I geochemical survey has identified a 47 km. low grade gold anomaly which was identified in over 700 samples which were taken across 13 east-west trending grid lines. This enriched zone averages 500 meters to 1,000 meters in width over the entire length of the anomaly. The company considers these results to be a strong indication that the Shieni Hills iron deposits may in fact be associated with gold deposition.

During the upcoming exploration season, the company intends to return to the Shieni Hills area to carry out further stream sediment sampling and more geochemical soil testing. Any areas which are identified as prospective, will be subject to a detailed trenching and pitting program.

The table set out in the notes to the interim financial statements for the period ended July 31, 2004, entitled Deferred Exploration Expenditures provides a detailed analysis of the expenditures referred to above on a property-by-property basis.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for Q2-2005 and each of the last seven quarters of fiscal 2004 and 2003 (unaudited):

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three Months Ended	July 31, 2004	April 30, 2004	January 31, 2004	October 31, 2003
Consulting	$ -	$ -	$ -	$ -
Interest income	34,939	25,324	51,747	2,819
Total revenue	$ 34,939	$ 25,324	$ 51,747	$ 2,819
Net loss	$ 219,773	$ 206,807	$ 2,631,213	$ 310,409

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three Months Ended	July 31, 2003	April 30, 2003	January 31, 2003	October 31, 2002
Consulting	$ 49,610	$ 25,230	$ 15,750	$ 31,674
Interest income	6,015	7,185	6,530	2,852
Total revenue	$ 55,625	$ 32,415	$ 22,280	$ 34,536
Net loss	$ 184,795	$ 254,896	$ 3,547,003	$ 229,520

An analysis of the quarterly results over the last eight quarters shows a slight variation, with the exception of Q4-2003 and Q4-2004 wherein the company logged a stock-based compensation expense (2004 - $2,236,386 and 2003 - $491,987). This expense is recorded in the 4th quarters due to the timing of the grant of options. In Q4-2004, the company wrote down its investment in i to i logistics inc. in the amount of $30,614. In Q4-2003 the company wrote off its investment in the Uchi Lake property and its loan receivable from MGB Plastics Inc., thereby, increasing the company's net loss during that period by a total of $2,781,258. The company stopped consolidating its financial statements with i to i logistics inc. at the end of Q2-2003. As a result, it is not anticipated that there will be any further consulting income on St. Jude's financial statements. Interest income in Q4-2004 and Q1-2005 is higher due to an increase of cash on hand.

LIQUIDITY AND CAPITAL RESOURCES

The company is not in commercial production on any of its resource properties and accordingly, the company does not generate cash from operations. St. Jude finances exploration and development activities by raising capital from equity markets at the present time.

As at July 31, 2004 the company had working capital of $12,530,401 compared to $14,191,162 at April 30, 2004.

During Q2, an employee of the company exercised stock options for 150,000 common shares for aggregate cash consideration of $105,000 and 1,048,302 share purchase warrants were exercised to acquire 1,048,302 common shares for aggregate cash consideration of $919,292.

The company has no long term debt whatsoever.

CONTRACTUAL COMMITMENTS

The company is committed under an operating lease for its Canadian head office premises with the following aggregate minimum lease payment to the expiration of the lease on August 31, 2007:

2005 - $28,647
2006 - $28,647
2007- $16,709

The company also has an agreement with Bluestar Management Inc., a company owned by the President and C.E.O. of St. Jude Resources Ltd. to acquire management services for $17,500 per month to July 2007.

OFF BALANCE SHEET ARRANGEMENTS

The company has no off balance sheet arrangements other that the lease related to its office premises as disclosed above.

RELATED PARTY TRANSACATIONS

See Note 4 to interim financial statements.

SUBSEQUENT EVENTS

There were no material events subsequent to the end of the reporting period July 31, 2004 and the date of this Management Discussion and Analysis.

RISK AND UNCERTAINTIES

The company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. Although the company was successful in accessing the equity market during the past year, there is no assurance that such sources of financing will be available on acceptable terms, if at all. Management at this time, has no reason to expect that this capability will diminish in the near term.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the company's estimate of recoverable value on its mineral properties, as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the company's control and will depend, among other things, upon a variety of factors including the market value of company shares and financial objectives of the holders of the options. The company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has

its limitations. While these estimates can have a material impact on the stock-based compensation and hence results of operations, there is no impact on the company's financial condition.

The company's recorded value of the company's mineral properties is in all cases, (except for the company's Uchi Lake property which has been completely written down in past years), based on historical costs that are expected to be recovered in the future. The company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. The company's financial statements have been prepared with these risks in mind, and the company has assumed that recent gold price will be achievable. All of the assumptions set out herein are potentially subject to significant change and out of the company's control. These changes are not determinable at this time.

CHANGE IN ACCOUNTING POLICY

The company did not make any changes to its accounting policy during the quarter in question.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forwarding looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but not limited to, are volatility, and sensitivity to market price for precious metals, environmental and safety issues including increased regulatory burdens, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for precious metals that could negatively affect prices. Although the company believes that the assumptions intrinsic in forward looking statements are reasonable, we recommend that one should not rely heavily on these statements. The company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

ST. JUDE RESOURCES LTD.
Consolidated Balance Sheets
As at July 31, 2004 and January 31, 2004

	July 31, 2004 (Unaudited)	January 31, 2004 (Audited)
Assets:		
Current assets:		
Cash and cash equivalents	$ 6,494,130	$ 16,692,878
Short-term investments	6,870,000	-
Accounts receivable	14,827	10,799
Interest receivable	334,777	-
Income taxes recoverable	12,090	11,160
Prepaid expenses	70,726	3,581
	13,796,550	16,718,418
Mineral properties *(note 2)*	25,758,986	19,447,445
Equipment	255,306	229,417
Less accumulated amortization	(188,067)	(181,574)
	67,239	47,843
	$ 39,622,775	$ 36,213,706
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 1,266,149	$ 556,325
Shareholders' Equity:		
Share capital *(note 3)*	51,699,393	48,585,601
Contributed surplus	4,365,625	4,365,625
Deficit	(17,708,392)	(17,293,845)
	38,356,626	35,657,381
	$ 39,622,775	$ 36,213,706

See accompanying notes to consolidated interim financial statements.

ST. JUDE RESOURCES LTD
Consolidated Statements of Operations and Deficit
For the Six and Three Month Periods Ended July 31, 2004 and 2003

	Three Months Ended July 31		Six Months Ended July 31	
	2004	**2003**	**2004**	**2003**
Expenses:				
Management fees	**$ 52,500**	$ 52,500	**$ 105,000**	$ 105,000
Promotion and advertising	**27,174**	26,923	**73,778**	47,253
Consulting fees	**24,000**	52,808	**68,714**	97,655
Travel	**42,662**	1,634	**62,118**	23,823
Wages and benefits	**37,587**	24,072	**61,927**	47,155
Administration	**26,973**	13,148	**36,226**	21,963
Office	**13,129**	14,395	**29,852**	25,648
Rent	**11,654**	11,256	**22,923**	22,042
Professional fees	**15,436**	2,561	**16,088**	2,561
Investor communication	**3,905**	20,924	**8,989**	96,603
Amortization	**3,429**	8,664	**6,494**	13,129
Bank charges and interest	**1,276**	887	**2,395**	1,809
	259,725	229,772	**494,504**	504,641
Income:				
Interest	**34,939**	6,015	**60,263**	13,200
Foreign exchange gain / (loss)	**5,013**	(6,604)	**7,661**	(17,510)
Consulting revenue	**-**	49,610	**-**	74,840
	39,952	49,021	**67,924**	70,530
Profit / (loss) before taxes	**(219,773)**	(180,751)	**(426,580)**	(434,111)
Income & capital tax expense	**-**	(4,044)	**-**	(5,580)
Net profit / (loss)	**(219,773)**	(184,795)	**(426,580)**	(439,691)
Deficit, beginning of period	**(17,500,652)**	(11,135,166)	**(17,293,845)**	(10,880,060)
Share issue costs recovery/(expense)	**12,033**	-	**12,033**	(210)
Deficit, end of period	**$ (17,708,392)**	**$ (11,319,961)**	**$ 17,708,392**	$ (11,319,961)

See accompanying notes to consolidated interim financial statements.

ST. JUDE RESOURCES LTD.
Consolidated Statements of Cash Flows
For the Six and Three Month Periods Ended July 31, 2004 and 2003

	Three Months Ended July 31		Six Months Ended July 31	
Cash provided by (used in):				
	2004	**2003**	**2004**	**2003**
Operations:				
Net income / (loss)	**$ (219,773)**	$ (184,795)	**$ (426,580)**	$ (439,691)
Adjustment for non-cash items:				
Amortization	**3,429**	8,664	**6,494**	13,129
Change in non-cash operating working capital:				
Accounts receivable	**984**	(1,133)	**(4,028)**	2,366
Interest receivable	**(334,777)**	-	**(334,777)**	-
Income taxes recoverable	**-**	(5,028)	**(930)**	(5,028)
Prepaid expenses	**-**	-	**(67,145)**	-
Accounts payable and accrued liabilities	**582,096**	(3,917)	**709,823**	156,288
	31,959	(186,209)	**(117,143)**	(272,936)
Investments:				
Short-term investments	**(6,870,000)**	-	**(6,870,000)**	-
Additions to mineral properties	**(2,457,092)**	(825,359)	**(4,231,041)**	(1,598,837)
Additions to equipment	**(23,650)**	(100,897)	**(25,889)**	(136,125)
	(9,350,742)	(926,256)	**(11,126,930)**	(1,734,962)
Financing:				
Issuance of class "A" shares	**1,024,292**	568,311	**1,033,292**	573,561
Share issue costs recovery/(expense)	**12,033**	-	**12,033**	(210)
	1,036,325	568,311	**1,045,325**	573,351
Decrease in cash	**(8,282,458)**	(544,154)	**(10,198,748)**	(1,434,547)
Cash and cash equivalents, beginning of period	**14,776,588**	2,001,087	**16,692,878**	2,891,480
Cash and cash equivalents, end of period	**$ 6,494,130**	$ 1,456,933	**$ 6,494,130**	$ 1,456,933
Supplementary information: Non-cash investing and financing activities: Issued 950,000 common share to acquire remainder of Benso concession, which is Included in the Mineral properties.	**-**	-	**$2,080,500**	-

See accompanying notes to consolidated interim financial statements.

1. **Basis of presentation -** The interim unaudited consolidated financial statements of St. Jude Resources Ltd. do not contain all the disclosure required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the annual audited financial statements for the year ended January 31, 2004. These interim consolidated financial statements have been prepared based on the same accounting policies and methods as those used in the January 31, 2004 accounts.

2. **Mineral Properties** - See attached Schedule of Deferred Exploration Costs for a property-by property breakdown of exploration expenditures.

3. **Share Capital** - Authorized:
Unlimited Class A common voting shares without par value;
Unlimited Class B common non-voting shares without par value.

a) Issued and outstanding shares:

Class A Common Voting Shares:	**Number of Shares**	**Amount**
Balance at January 31, 2004	36,142,177	$ 48,585,601
Shares for acquisition of mineral property	950,000	2,080,500
Exercise of warrants	1,058,302	928,292
Exercise of employee stock options	150,000	105,000
Balance July 31, 2004	38,300,479	$ 51,699,393

b) Incentive stock options: During the quarter in question, an employee exercised stock options for 150,000 common shares for aggregate cash consideration of $105,000. As at July 31 and January 31, 2004 the following share incentive stock options were outstanding:

July 31, 2004		January 31, 2004	
Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
3,255,000	$1.22	3,405,000	$1.20

c) Warrants: During the quarter in question, 1,048,302 share purchase warrants were exercised to acquire 1,048,302 common shares, for a total cash consideration of $919,292. As at July 31 and January 31, 2004 the following share purchase warrants were outstanding:

			July 31, 2004	**January 31, 2004**
	Expiry Date	**Exercise Price**	**Number of Shares**	**Number of Shares**
Share purchase warrants	May 28, 2004	$0.28	-	39,000
Share purchase warrants	June 3, 2004	$0.90	-	945,968
Share purchase warrants	June 4, 2004	$0.90	-	73,334
Agents compensation warrants	December 3, 2004	$0.86	22,805	22,805
Agents compensation warrants	November 20, 2005	$2.00	900,000	900,000
Share purchase warrants	November 20, 2008	$3.00	4,500,000	4,500,000
Total			**5,422,805**	**6,481,107**

4. **Related Party Transactions** - Related party transactions not disclosed elsewhere in these financial statements are as follows:

Three Months Ended July 31, 2004	**Six Months Ended July 31, 2004**	**Paid to:**
$52,500	$105,000	a company controlled by the President for management services
$ 5,000	$ 20,000	a company controlled by a director for geological services
$15,205	$ 31,675	a senior officer of the company for administrative services

ST. JUDE RESOURCES LTD.
Note 2: SCHEDULE OF DEFERRED EXPLORATION EXPENDITURES

Three Months Ended July 31, 2004 & July 31, 2003

Mineral Properties Expenditures Three Months Ended July 31, 2004	Hwini-Butre $	Benso $	Shieni Hills $	Burkina Faso $	Uchi Lake $	Total $
Acquisition costs						
Balance, beginning of period	344,930	2,794,570	20,000	173,292	1	3,332,793
Incurred during the period:						
Cash	299,255	-	-	-	-	299,255
Balance, end of period	**644,185**	**2,794,570**	**20,000**	**173,292**	**1**	**3,632,048**
Exploration expenditures:						
Amortization	4,233	16,930	-	3,537	-	24,700
Consulting/Personnel	54,601	79,525	4,654	41,874	-	180,654
Consumable field equipment	-	2,085	-	-	-	2,085
Drilling	5,256	874,944	-	845,814	-	1,726,014
Line cutting & clearing	1,101	14,669	-	-	-	15,770
Soil Sampling, Trenching & Pitting	-	3,274	2,075	39	-	5,388
Support service	36,415	151,198	9,826	27,463	-	224,902
	101,606	1,142,625	16,555	918,727	-	2,179,513
Balance, beginning of period	11,969,396	5,761,586	107,353	1,824,211	-	19,662,546
Balance, end of period	**12,071,002**	**6,904,211**	**123,908**	**2,742,938**	**-**	**21,842,059**
Capital Equipment						
Balance, beginning of period						306,555
Additions						3,024
Less Amortization						(24,700)
						284,879
Cumulative mineral property costs	**12,715,187**	**9,698,781**	**143,908**	**2,916,230**	**1**	**25,758,986**
Total additions to mineral properties	**400,861**	**1,142,625**	**16,555**	**918,727**	**-**	**2,457,092**

(i) Capital equipment consists of exploration vehicles, computers, and surveying equipment the declining balance method is used to calculate the amortization at the annual rattle of 30%. The amortization is being deferred and is charged to each property on the % of use.

Mineral Properties Expenditures Three Months Ended July 31, 2003	Hwini-Butre $	Benso $	Burkina Faso $	Uchi Lake $	Total $
Acquisition costs					
Balance, beginning of period	-	39,750	94,800	1	134,551
Incurred during the period:					
Cash	-	-	-	-	-
Balance, end of period	**-**	**39,750**	**94,800**	**1**	**134,551**
Exploration expenditures:					
Consulting/Personnel	17,265	76,385	31,910	-	125,560
Consumable field equipment	-	1,834	690	-	2,524
Drilling	-	286,384	172,316	-	458,700
Line cutting & clearing	20,669	6,889	-	-	27,558
Soil Sampling, Trenching & Pitting	-	26,585	8,910	-	35,494
Support service	-	144,678	30,844	-	175,523
	37,934	542,755	244,670	-	825,359
Balance, beginning of period	11,689,465	3,694,726	287,922	-	15,672,113
Balance, end of period	**11,727,399**	**4,237,480**	**532,592**	**-**	**16,497,470**
Cumulative mineral property costs	**11,727,399**	**4,277,230**	**627,392**	**1**	**16,632,023**
Total additions to mineral properties	37,934	542,754	244,670	-	825,359

ST. JUDE RESOURCES LTD.

Note 2: SCHEDULE OF DEFERRED EXPLORATION EXPENDITURES, continued

Six Months Ended July 31, 2004 & July 31, 2003

Mineral Properties Expenditures Six Months Ended July 31, 2004	Hwini-Butre $	Benso $	Shieni Hills $	Burkina Faso $	Uchi Lake $	Total $
Acquisition costs						
Balance, beginning of period	130,557	714,070	20,000	173,292	1	1,037,920
Incurred during the period:						
Cash	513,628	-	-	-	-	513,628
Issuance of shares	-	2,080,500	-	-	-	2,080,500
Balance, end of period	**644,185**	**2,794,570**	**20,000**	**173,292**	**1**	**3,632,048**
Exploration expenditures:						
Amortization	7,865	31,458	-	7,074	-	46,397
Consulting/Personnel	74,171	165,590	9,506	120,847	-	370,114
Consumable field equipment	2,746	2,343	-	3,215	-	8,304
Drilling	6,470	1,309,150	-	1,269,740	-	2,585,360
Geological mapping	23,566	23,566	-	-	-	47,132
Geological surveys	-	-	-	-	-	-
Line cutting & clearing	1,200	17,425	-	-	-	18,625
Soil Sampling, Trenching & Pitting	2	19,863	46,946	5,617	-	72,428
Support service	53,430	338,332	30,487	42,139	-	464,388
	169,450	1,907,727	86,939	1,448,632	-	3,612,748
Balance, beginning of period	11,901,552	4,996,484	36,969	1,294,306	-	18,229,311
Balance, end of period	**12,071,002**	**6,904,211**	**123,908**	**2,742,938**	**-**	**21,842,059**
Capital equipment (i)						
Balance, beginning of period						180,214
Additions						151,062
Less Amortization						(46,397)
						284,879
Cumulative mineral property costs	**12,715,187**	**9,698,781**	**143,908**	**2,916,230**	**1**	**25,758,986**
Total additions to mineral properties	**683,078**	**3,988,227**	**86,939**	**1,448,632**	**-**	**6,311,541**

(i) Capital equipment consists of exploration vehicles, computers, and surveying equipment the declining balance method is used to calculate the amortization at the annual rattle of 30%. The amortization is being deferred and is charged to each property on the % of use.

Mineral Properties Expenditures Six Months Ended July 31, 2003	Hwini-Butre $	Benso $	Burkina Faso $	Uchi Lake $	Total $
Acquisition costs					
Balance, beginning of period	-	39,750	94,800	1	134,551
Incurred during the period:					
Cash	-	-	-	-	-
Balance, end of period	**-**	**39,750**	**94,800**	**1**	**134,551**
Exploration expenditures:					
Amortization	-	-	-	-	
Consulting/Personnel	41,229	120,144	48,910	-	210,283
Consumable field equipment	-	2,063	1,560	-	3,623
Drilling	-	581,091	257,583	-	838,674
Geological mapping	-	-	-	-	-
Geological surveys	-	-	-	-	-
Line cutting & clearing	57,103	16,800	-	-	73,903
Soil Sampling, Trenching & Pitting	-	58,727	8,910	-	67,637
Support service	-	315,193	89,524	-	404,717
	98,332	1,094,018	406,487	-	1,598,837
Balance, beginning of period	11,629,067	3,143,463	126,105	-	14,898,635
Balance, end of period	**11,727,399**	**4,237,481**	**532,592**	**-**	**16,497,472**
Cumulative mineral property costs	**11,727,399**	**4,277,231**	**627,392**	**-**	**16,632,023**
Total additions to mineral properties	98,332	1,094,018	406,487	-	1,598,837

Stock Exchange	Toronto Venture Exchange
Symbol	SJD
Management Team	Michael A. Terrell: Director, President & Chief Executive Officer Todd McMurray: Vice-President Corporate Development George A. Flach, B.Sc., P.Geo: Exploration Manager W. Ken Midan, P.Eng.: Director & Project Manager Alan Willis, P.Eng.: Project Engineer Fred Somdah: Project Geologist Kamal Nagra, CGA: Chief Financial Officer Mary-Jane Hamula: Corporate Secretary
Independent Directors	D. Mark Eilers, P.Eng, President, Markedon Energy Ltd. Chris A. Bennett, Director, Minnovex Technologies Inc.
Auditors	KPMG, Edmonton, Alberta
Legal Counsel	Miller Thomson, Vancouver, British Columbia
Transfer Agent	CIBC Mellon Trust Company, Vancouver, British Columbia
Corporate Office	Suite #200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6 Tel: 1-604-940-6565 Fax: 1-604-940-6566

www.stjudegold.com

St.Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

RECEIVED
2004 SEP 27 P 12:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 17, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: September 1-15, 2004).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosure

Insider transaction detail - View details for insider

2004-09-17 18:13 ET

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : September 1, 2004 - September 15, 2004

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares Class "A"													
320793	2004-09-08	2004-09-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,500	1.1500	616,490						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
320794	2004-09-08	2004-09-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	1.1000	621,490						
320795	2004-09-09	2004-09-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	1.1600	623,990						
320797	2004-09-14	2004-09-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.2700	625,990						
320799	2004-09-14	2004-09-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,500	1.3000	627,490						
320801	2004-09-15	2004-09-17	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+800	1.3000	628,290						

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

September 17, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #155 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosures

St. Jude RESOURCES LTD.

NEWS RELEASE

St Jude Acquires New Concessions In Niger, West Africa
Second Quarter Results

Vancouver, September 17, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce that the company has successfully completed the application process for two prospecting permits located in Niger, West Africa. The Ministry of Mines of Niger has granted St. Jude 100% interest (subject to the standard Government 10%) in the Deba and Tialkam permits, which cover over 1800 square kilometers. These properties are located along the main gold mineralization corridor in Niger which hosts the Samira Hill Mine.

St. Jude's exploration team is in the process of reviewing all available data from previous exploration carried out on these permits. Once a review of the data is complete, management will announce the first phase exploration program which is expected to commence this fall. The company is confident that these new projects in Niger will compliment and enhance our potential to develop additional gold resources in West Africa. Furthermore St. Jude will ensure that our activities in Niger will not impede the company's forward progress on its advanced projects in Ghana and Burkina Faso, which are nearing pre-feasibility.

St. Jude provides the following summary of its recently released second quarter financial results. Complete details of the company's July 31, 2004 quarterly financial statements, management discussion and analysis will be available on St. Jude's website at www.stjudegold.com.

At the end of the company's second financial quarter, the company had no debt and working capital in excess of $12.5 million, which is sufficient to meet the company's financial needs and planned exploration and development expenditures. Expenditures on the company's resource properties for the quarter amounted to $2,457,092. Administrative expenses and overhead totalled $259,725 representing a moderate increase over last year.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining techniques. The company's West African projects now cover over 2,900 sq. km. (716,605 acres) of one of the richest and most productive gold bearing regions in the world. With a well stocked treasury, no debt, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 – 6565
Toll Free. 866 – 281 - 2193
Fax: +1 - 604 - 940 - 6566
Or visit the company's website at:
www.stjudegold.com

2004-09-17/155